Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Golden Coast Mead, Inc.
4089 Oceanside Blvd. Suite H
Oceanside, CA 92056
goldencoastmead.com

Up to $1,069,997.50 in Common Stock at $2.75
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Golden Coast Mead, Inc.
Address: 4089 Oceanside Blvd. Suite H, Oceanside, CA 92056
State of Incorporation: DE
Date Incorporated: April 06, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 3,636 shares of Common Stock
Offering Maximum: $1,069,997.50 | 389,090 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.75
Minimum Investment Amount (per investor): $137.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% Bonus Shares.

Amount-Based:

$250+ |Drinks on the House!

$25 drink credit online and in the tasting room + Access to special promos.

$500+ | Golden Coast Mead Owners' Bonus

$50 drink credit online and in the tasting room + Bespoke Business Owner Bee Pendant + Access to special promos.

$1000+ | Colony Member + 10% off for life!

2% bonus shares + 10% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

$2,500+ | Hive Society Member

5% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

$5,000+ | Apiary Member

10% bonus shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos.

$10,000+ | Beekeeper

Custom mead party for 20 people at your location in Southern, CA or our location + 15% Bonus Shares + Invite to Farm to Table Dinner + 15% off tasting room for life + Invite to Grand Opening + 2 Golden Coast Chalices + Access to special promos. Cost of mead and staffing not to exceed $1,000.

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Golden Coast Mead, Inc. is a community and employee-owned Meadery, the first located in Southern California, in the beautiful city of Oceanside and San Diego County. We serve our community and nationwide consumers with creative modern meads and Hard Honey Seltzers using hand selected regenerative honeys and ingredients. This means working closely with beekeepers, land caretakers, and farmers from around the globe to find ingredients that allow us to innovate to our heart's content while creating flavors that are authentically anchored hyperlocally to billions of consumers.

Golden Coast Mead has sold its retail products in over 55 retail accounts in Southern California. These products include Made Mead Sweet Hard Honey Seltzer, Made Mead Dry Hard Honey Seltzer, Made Mead Sour Hard Honey Seltzer, Sour Orange Blossom, California Oak, Savage Bois, Something Something Sour, Wildflower Sour, Wildflower Sweet, and Wildflower Dry. Golden Coast Mead also sells hundreds of other specialty bottled and canned meads from our very own "Golden Coast Mead Oceanside Tasting Room." These specialty brews include all of the above plus Tyr's Battle Elixir, Fafnir's Bane, Fafnir's Heart, Spring Break, Blood Orange Break, Grapefruit Break, Ruby Red Ghost Pepper, Cacao Tangerine Dream, Mission Fig-possible, Fig Tickler, Dark & Rambutan, and more.

We originally formed the company as "Golden Coast Mead, LLC," a California limited liability company, and later converted into a Delaware corporation. After our team expanded, we took an in-depth look at the market and became more community and employee owned. We created a sub-brand for our canned meads and Hard Honey Seltzers, Made Mead.

Competitors and Industry

Currently, Golden Coast Mead's focus is on its Made Mead Hard Honey Seltzer products as it is approximately scheduled to be 60% of the company's overall packaged sales. We have chosen to focus on competitors in the hard seltzer industry as it relates

to our core business. Competitors include Whiteclaw, Truly, AB InBev, MolsonCoors, and other craft hard seltzers.

According to an S&P Global Sales Market Intelligence report, sales of hard seltzer have been trending upward in the last year, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching USD $4.7 Billion in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold (Source: IWSR).

To provide more context, the overall mead market was valued at USD $408Million in 2018. The market is estimated to expand further at a Compound Annual Growth Rate of 10.41% from 2019 to 2025, surpass $800 million. That makes the North America Mead Market the fastest CAGR over the forecast period on account of increasing product demand from countries, such as the U.S. and Canada.

To our knowledge there are not any current competitors focused on mead-based seltzer products. There are direct competitors of similar size in the mead spaces (Meridian Hive, Charm City Meadworks, and B.Nektar). There are also direct competitors in the seltzer spaces of similar size and development (Decoy Premium Seltzer, Grey Duck Hard Seltzer, Lunar Hard Seltzer).

Current Stage and Roadmap

Current Stage

Golden Coast Mead currently brew and package all of our products at our facility in San Diego County, in the city of Oceanside, CA. This is our original production and tasting room facility that has expanded & grown to have the capacity to produce over 2,400BBLS per year. Our goals are driven by creating a greater demand for hyperlocal sourced regenerative ingredients which will, in turn, propel the growth and circulation of the regenerative organic agriculture and land care economy. By using our business as a force for good, Golden Coast Mead will continue to push our products to new regions while purchasing more and more responsibly regeneratively collected ingredients.

Golden Coast Mead has over 15+ Meads and Hard Honey Seltzers in rotation at our Oceanside Tasting Room depending on fruits and botanicals that are in season. We follow the natural calendar for these fruits and have filled our product stack with Core, Seasonal, Experimental, and Exclusive Reserve flavors. We also have learned after 10 years in business to meet customers where they are at, thus having packaged products at $5, $12, $15, $18, $25, $30, $35, $40, and $45+ price points. Our unique Hard Honey Seltzers have allowed us to penetrate the lower price points profitably, as honey is the most expensive ingredient to ferment alcohol from. This unique sales proposition as gained the attraction of local distributors that we are currently signing contracts with to remove any lid on our self-distribution capabilities.

In 2020, Golden Coast Mead has seen the impact to our Tasting Room and thus the benefit to focus on building out our packaged product lines. With consumer habits weighing heavily on retail spending rather than on-premise bars and restaurants,

especially in the State of California, we have preparation around 4 different package types: 4pack 12oz cans, 6pack 12oz cans, 375ml Bottles, and 750ml bottles. We recently upgraded our production facility to support increased efficiencies in canning and bottling.

<u>Future Roadmap</u>

With this fundraise, we can answer the urgent cries from our nationwide consumer base to bring our Hard Honey Seltzers and more to market and new regions. To start, our planned milestones are for 2021 are to move our production from a commerical manufacturing center, to a two acre-Mead-Estate. This will provide for what we are referring to as a 'Pollinator-Picnic-Park'. Picture and imagine your favorite winery-estate visits, yet with regenerative demonstration gardens and hives, instead of rows and rows of monoculture grapes. With sales, we are also planning to expand our license to sell outside of the State of California, into the next 5-top alcohol sales states: New York, Florida, Texas, and Illinois.

The Team

Officers and Directors

Name: Frank Golbeck

Frank Golbeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Business Development, Fundraising, Compliance. $52,000 Compensation.

- **Position:** Director
  Dates of Service: October 24, 2010 - Present
  Responsibilities: Chairman of the Board of Directors

Other business experience in the past three years:

- **Employer:** Golden Coast Mead
  Title: Chief Executive Officer
  Dates of Service: January 01, 2020 - December 31, 2020
  Responsibilities: Led the company's vision, operations and strategy.

Name: Praveen Ramineni

Praveen Ramineni's current primary role is with Portrait. Praveen Ramineni currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 24, 2010 - Present
  Responsibilities: Representing shareholders as a director on the Board. $0 Compensation.

Other business experience in the past three years:

- **Employer:** Portrait
  Title: CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Leads company's vision, operations and strategy

Name: Felipe Witchger

Felipe Witchger's current primary role is with Community Purchasing Alliance. Felipe Witchger currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Representing Shareholders as a director on the board. $0 Compensation.

Other business experience in the past three years:

- **Employer:** Community Purchasing Alliance
  Title: Founder and Executive Director
  Dates of Service: May 01, 2013 - Present
  Responsibilities: Felipe helps actualize organizer-entrepreneurs for new economic praxis. He facilitates collaboration between community institutions for shared operations, facilities management, sustainability, and more equitable community wealth building. By developing leaders and allies, Felipe believes marginalized communities can build the power they need to change institutions, systems, and our culture.

Name: Andrew Maffey

Andrew Maffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January 01, 2021 - Present

Responsibilities: Leads the company's vision, operations and strategy. Currently, Andrew receives the following salary compensation for his role annually : $52,000 + 10% bonus, he also has additional bonus incentives relating to revenue, profit and performance of the Company.

Other business experience in the past three years:

- **Employer:** Golden Coast Mead
  Title: Chief Operating Officer
  Dates of Service: March 09, 2020 - December 31, 2020
  Responsibilities: Facility, Personnel, and Production Management

Other business experience in the past three years:

- **Employer:** Boochcraft
  Title: Director of Business Development and Operations
  Dates of Service: March 01, 2019 - February 28, 2020
  Responsibilities: Business Development, Fundraising, Compliance

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that the Company will operate at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product beyond the current offerings of the Company or that the additional product may never be used to engage in transactions. It is possible that the failure to release the additional products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management and proxy discretion. You are buying securities as a minority holder, and therefore must trust the management, and the proxy vote holder, of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the TTB (Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We are a startup company and have never recorded an annual profit.

Company was formed on 10/25/2010. Our current and proposed operations are subject to all business risks associated with startup enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the

shares.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Frank Golbeck	765,325	Common Stock	30.09
Praveen Ramineni	546,533	Common Stock	21.49

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 389,090 of Common Stock.

Common Stock

The amount of security authorized is 3,500,000 with a total of 2,543,684 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one (1) vote for each share of Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 45,252
  Use of proceeds: C-Corp Transition and Financial Review
  Date: February 08, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 22,167
  Use of proceeds: Tax Burden Relief
  Date: April 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $222,163, about flat compared to fiscal year 2019 revenue of $278,453. As a result of more focus on our retail bottle sales, our bottle and can sales were up 20% year over year, yet offset by a more than 50% decline in higher-margin tasting room sales. We believe that the decline in sales resulted from the global COVID-19 pandemic and us having a single indoor tasting room for retail sales. With a more concentrated focus on a distribution sales strategy in Southern California, we believe that this the most important market for us to demonstrate success with the Hard Seltzer product category, so we spent the vast majority of our marketing and sales efforts in 2020 to the detriment of our tasting room sales.

Cost of sales

Cost of sales in 2020 was $36,756, a decrease of approximately $17,111, from costs of $53,867 in fiscal year 2019. The reduction was largely due to the committed efforts of increased higher-margin direct-to-consumer online sales, efficiency gains in production go-to-market strategy, and a reduction in event costs.

Gross margins

2020 gross profit was $185,407, a decrease of $39,179 from 2019 gross profit, $224,586. However Gross margins as a percentage of revenues increased from 80% in 2019 to 83% in 2020. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and a decrease in event costs.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses in 2020 were $230,470, a decrease of $130,366 from 2019 expenses of $360,836. The Company hired 4 employees in 2020, two in sales, and two in operations. The expense savings was due to the efficiency gains from the new employees implementing seasoned beverage operations experience.

Historical results and cash flows:

Over the past 2 years, the operations and expenses of running a tasting room were the most cash flow intensive.

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $7,245 and $638 of cash on hand, respectively.

The cash needed previously was generated by selling equity and it will continue to do so in the near future.

Cash flows are not representative of what investors should expect in the future, as we have developed a market capitlizing product type and hired seasoned beverage operations managers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a line of credit with Bank of America, for a total amount available of $15,000.00. This line of credit currently has an outstanding balance of $8,000.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Factoring in our financial resources, the funds of this campaign are not critical to our company operations, yet they are critical for expansive growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Factoring in our financial resources and sales, the funds of this campaign are not going to simply be used towards the viability of the company. We have laid out 20% to go towards servicing our current expenses, and the remaining to our expansive growth plans.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We intend to exted the viability of the company several years, even if we raise just our minimum, by reducing costs, including our rent expenses drastically.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company for 10+ years if we raise our maximum funding goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future capital raises are contemplated as well as generating growth capital from profits.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $109,100.00
  Interest Rate: 3.0%
  Maturity Date: May 31, 2050

- **Creditor:** Slow Money
  Amount Owed: $77,011.00
  Interest Rate: 3.0%

- **Creditor:** Bill Matchett
  Amount Owed: $3,504.00
  Interest Rate: 0.0%

- **Creditor:** Christine Irven
  Amount Owed: $890.00
  Interest Rate: 0.0%

- **Creditor:** Christopher Lindstrom
  Amount Owed: $2,956.00
  Interest Rate: 0.0%

- **Creditor:** Christopher Welch
  Amount Owed: $3,184.00
  Interest Rate: 0.0%

- **Creditor:** Colin Welch
  Amount Owed: $4,641.00
  Interest Rate: 0.0%

- **Creditor:** Frank Golbeck
  Amount Owed: $53,910.00
  Interest Rate: 0.0%

- **Creditor:** James Colangelo
  Amount Owed: $1,540.00
  Interest Rate: 0.0%

- **Creditor:** James Dawson
  Amount Owed: $48,481.00
  Interest Rate: 0.0%

- **Creditor:** Jamie Phillips
  Amount Owed: $10,132.00
  Interest Rate: 0.0%

- **Creditor:** Lynn Rivers
  Amount Owed: $6,071.00
  Interest Rate: 0.0%

- **Creditor:** Martin Kappner
  Amount Owed: $890.00

Interest Rate: 0.0%

- **Creditor:** Mary Abad
  Amount Owed: $3,995.00
  Interest Rate: 0.0%

- **Creditor:** Tina Brower
  Amount Owed: $4,280.00
  Interest Rate: 0.0%

- **Creditor:** William Lawson
  Amount Owed: $1,575.00
  Interest Rate: 0.0%

Related Party Transactions

Valuation

Pre-Money Valuation: $6,995,131.00

Valuation Details:

Golden Coast Mead is raising funds to finance its expansion. As the first mead producer in Southern California with a track record of 10 years of leadership and $2.2M in sales, Golden Coast Mead is setting the valuation of the company at approximately $7M.

Comparison with Competitors: Ola Brew has successfully accomplished multiple raises on crowdfunding platforms with their most recent offering similar to Company's campaign to expand their Hard Seltzer line of products, and it's currently being listed at a valuation of $19.5M. Like the Company, Ola Brew owns their assets and is in a growth phase of its business cycle. Ola sources ingredients from a finite location, while Company can source ingredients globally. Where Ola uses sugar from sugar cane to ferment its new products, Company uses organic honey. Where Ola has a limited story to tell around ingredients and locality, Company has a global story to tell around honey bees, ecological regeneration, and course-correcting the $1 Trillion alcohol industry towards a climate positive future.

Management and Success: CEO Andrew Maffey was Director of Operations and Business Development at another craft alcohol start-up, Boochcraft, where he led the facilitation of a rapid 2x of growth in revenue, and a $4.2M capital raise for expansion.

Business Partnerships: Company has three significant business partnerships, but it is at limited liberty to discuss. Among the three are a global leader in the alcohol space, a promising hard honey seltzer start-up, and a globally recognized intellectual property with tremendous opportunities for multiple products and revenue developments.

All of these data points, as well as the state of the current market, enable the Directors of the Company to confidently value the business at $7M.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have any preferred stock, outstanding options, warrants, or other securities with a right to acquire shares are exercised, or any shares reserved for issuance under a stock plan

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  These will go towards all efforts informing investors around the entry and success of our campaign.

If we raise the over allotment amount of $1,069,997.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  21.73%
  We will continue creating products beyond our initial offering of Hard Honey Seltzer that focus on using regenerative organic ingredients.

- *Facility Expansion*
  24.66%
  In order to continue growing our brand across the US we need to keep up with production capacities. This means more fermenters, brite tanks, and packaging supplies.

- *Sales and Marketing*
  22.27%
  Marketing and Sales around activating Hard Seltzer drinkers towards Hard Honey Seltzer.

- *New Tasting Room*
  17.84%
  We will be adding an additional tasting room in the affluent Southern California

beach cities. This will provide for our target market consumers to find our products right where there are.

- *Operations*
  10.0%
  This will go towards ensuring the workplace environment continues to attract world class employee stakeholders.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at goldencoastmead.com (https://www.goldencoastmead.com/history).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/golden-coast-mead

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Golden Coast Mead, Inc.

[See attached]

GOLDEN COAST MEAD INC.

(a California corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 24, 2021

To: Board of Directors, GOLDEN COAST MEAD INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of GOLDEN COAST MEAD INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, CO

GOLDEN COAST MEAD LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	7,245	$	638
Accounts receivable		418		12,483
Inventory		15,341		13,725
Other current assets		13,886		9,815
Total current assets		36,890		36,211
Fixed assets, net		39,818		54,762
Total Assets	$	76,708	$	90,973
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	73,439	$	101,667
Other current liabilities		27,713		30,497
Total Current Liabilities		95,152		132,165
Long-term notes payable		332,160		226,382
Total Liabilities		427,312		358,547
MEMBERS' EQUITY				
Members' Capital		(350,605)		(267,574)
Total Liabilities and Members' Equity	$	76,708	$	90,973

GOLDEN COAST MEAD LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 222,163	$ 278,453
Cost of goods sold	36,756	53,867
Gross profit	185,407	224,586
Operating expenses		
Marketing	6,867	3,059
Other general and administrative	223,603	357,777
Total operating expenses	230,470	360,836
Net Operating Income (Loss)	(45,063)	(136,250)
Other income (expense)	15,211	(3,637)
Interest (expense)	(6,458)	(6,598)
Depreciation (expense)	(14,944)	(17,276)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (51,254)	$ (163,761)

GOLDEN COAST MEAD LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Members' Capital
Balance as of January 1, 2019	**$ (93,594)**
Capital contributions, less distributions	(10,219)
Net Income (Loss)	(163,761)
Balance as of December 31, 2019	**$ (267,574)**
Capital contributions, less distributions	(31,777)
Net Income (Loss)	(51,254)
Balance as of December 31, 2020	**$ (350,605)**

GOLDEN COAST MEAD LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (51,254)	$ (163,761)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	14,944	17,276
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	12,065	(2,721)
(Increase) Decrease in inventory	(1,616)	20,243
(Increase) Decrease in other current assets	(4,071)	(7,761)
Increase (Decrease) in accounts payable	(28,228)	24,669
Increase (Decrease) in other current liabilities	(2,784)	33,020
Net cash used in operating activities	(60,944)	(79,035)
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Capital contributions, less distributions to members	(31,777)	(10,219)
Proceeds from loans payable	99,328	85,967
Net change in cash from financing activities	67,551	75,748
Net change in cash and cash equivalents	6,607	(3,287)
Cash and cash equivalents at beginning of period	638	3,925
Cash and cash equivalents at end of period	$ 7,245	$ 638

NOTE 1 – NATURE OF OPERATIONS

GOLDEN COAST MEAD LLC (which may be referred to as the "Company", "we," "us," or "our") is a limited liability company formed under the laws of California on August 30, 2010. The Company provides manufactures and distributes mead beverages. In 2021, the Company recapitalized into a corporation.

Since inception, the Company has has relied on issuing securities, obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $7,245 and $638 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $39,818 and $54,762 of net fixed assets, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured beverages.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2010 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made to the Company totaling $332,160 and 226,382 as of December 31, 2020 and 2019, respectively. The Company procured $109,100 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgiveable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requriements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company

incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

The Company has, as of December 31, 2020 and 2019 been treated as an S corporation for federal income tax purposes. As such, the items of income, deduction and credit is passed along to the shareholders and is not taxable to the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently involved in any litigation as a named defendant.

NOTE 7 – EQUITY

The Company is a limited liability company and has 37 and 33 members as of December 31, 2020 and 2019, respectively. Only two members have more than 10 percent of the capital interest in the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business. One of the largest shareholders and a member of the management team are compensated for their time and have received draws from the Company totaling $42,000 in 2020.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through May 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Start Investing   Edit My Campaign   Trade NEW   Blog   Gabe B. ▾

Golden Coast Mead
Sunshine in a can





⊘ Website   ⚲ Oceanside, CA   FOOD & BEVERAGE

Terms

Equity		$7M	
Offering Type		Valuation	

$2.75		$137.50	
Price per Share		Min. Reservation	

Common		TTW	
Shares Offered		Offering	

RESERVE NOW

⚡ This Offering is eligible for the
StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Founded in 2010, Golden Coast Mead's mission is to light up people's lives and regenerate the Earth they rely on to produce its honey-based meads. Now, Golden Coast is breaking into the $4.4 billion hard seltzer market with its Hard Honey Seltzer. The end of 2020 saw the first release of this new product, which is already on the shelves of more than a dozen locations across Southern California.

Overview   Team   Terms   Updates   Comments   ♡ Follow

TTW   **Reserve shares early** & **Get exclusive perks**   RESERVE NOW

Reasons to Invest

1. **Time tested:** Golden Coast Mead has been around for 10 years and has sold over $2.2 million dollars of mead since its founding

2. **Burgeoning opportunity:** The rapidly growing hard seltzer market was valued at $4.4 billion in 2019 and is projected to reach $6.5 billion by 2024

3. **Feelgood finances:** An investment in Golden Coast is an investment in their commitment

Rewards

Get rewarded for investing more into Golden Coast Mead:

$137+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$137+
Investment
TTW Reservation Perk
Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.







Reserve Shares

In the Press

   Beer&Brewing

SHOW MORE

Meet Our Team



Frank Golbeck

Co-Founder, President, Paradeleader

Frank has a passion for creating more joy, abundance and peace in the world through mutually beneficial partnerships. A creative, productive entrepreneur with a



Andrew Maffey

Chief Executive Officer

Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with high growth Consumer Packaged Goods (CPG) Corporate excellence. His

track record of recognized leadership and success, at this stage in his life he is focused on growing Golden Coast Mead into a regenerative force for good in the world.



most recent experience was with Boochcraft Hard Kombucha, having facilitated 2x growth year-over-year in revenue and a $4.2m raise for nationwide distribution as the Operations and Business Development Senior Principal.

His deep passion for Lighting Up People's Lives and Regenerating the Earth was foundational in his transfer to Golden Coast Mead in March of 2020, after already having been a Monthly Mead Club Member at Golden Coast Mead for 5 years.



Praveen Ramineni
Co-Founder, Director

Praveen thrives as an entrepreneur, leading by example as a steward of delivering world class craft experiences. As an active CEO, Praveen applies his strong business acumen to continue the growth and business development for Golden Coast Mead to its highest and best potential.





James Phillips
Strategic Advisor

A devoted conservationist, James has been a tremendous resource as an advisor to Golden Coast Mead. Over 40 years experience, including 20 years in New York City in the advertising and marketing industry. The most recent 20 years remaining active in stewarding long-term sustainable investments.



Felipe Witchger
Director

Felipe believes in the power of co-ops. He weaves his work at CPA Co-op with faith and impact investing leaders to build more connective tissue between different parts of our broader movement ecology.

Felipe organizes special workshops to unleash more productive capacity from our top leaders and catalyze new culture-changing possibilities.





Christopher Herr
Director of Production

Christopher is an integral part of Golden Coast Mead team, having developed a high level care in our Mead making. He is responsible for managing the developing, tuning, and implementing recipes. Successes have included developing a repeatable protocol for producing the company's sour meads and driving cycle time improvements as much as 30%.

Chris received a gold and silver for his Spiced Sour Mead and Orange Blossom Traditional Mead from the San Diego International Beer Festival.



Axel Eaton
Director of Sales and Cross-Pollination

Axel has strong business development across the nation, flexing a sincere professional connection with business-to-business sales with a Bachelor of Science Environmental Studies from University of California, Santa Barbara. Experienced team player with a demonstrated history of working in promotion with ecological design. Skilled in Public Speaking, Sales, Scientific Writing, Life Cycle Assessment, Environmental Stewardship, and leadership with a team.





Gary Lau
Director of Events & Beekeeping

Gary values include integrity, variety, efficiency, teamwork, and happiness. Gary is accountable to others in every action & expression of Golden Coast Mead's Events/Farmers Markets. Gary has proven his excellence in the Regenerative Beverage industry with over 3 years of experience directly with Golden Coast Mead. As a beekeeper, Gary cares for bees, domestic and wild, daily with world class care and candor; educating all who he comes in contact with.





Jolie Hubbard
Marketing Manager

Jolie is a veteran in the San Diego County beverage industry. She worked in many different environments to foster healthy growth in her communities. Her experience at Golden Coast Mead has used this experience to create and execute strategies that have cultivated a meaningful and successful brand.





Abigail Jay Patrick
Tasting Room and Events Sales

Abigail has proven her excellence in the beverage sales industry with a well-tailored skillset and years of experience in Farmers Markets and Mobile Events Sales. She has been intstrumental in increasing Golden Coast Mead's retail footprint in Ocean Beach confidence and jovial abundance.



Alexander Sharp
Tasting Room Manager

Xander has proven his excellence in the Regenerative Mead Ecosystem with a well-tailored skillset and over 2 years of experience in the Golden Coast Mead Oceanside Tasting Room. Additionally, he has increased the retail presence across the digital and table top gaming worlds with confidence and excitement.



Ben Sweeney
Cellar Mead Maker/Chef

Ben has 6 years of experience in Sales and Culinary innovation development as a Restaurant Chef. New to making Mead, he has already made an impact starting with cellar and brewing work. The next seasons of releases have a brighter future with him joining the Golden Coast Mead Production team.

Company :	Golden Coast Mead, Inc.
Corporate Address :	4089 Oceanside Blvd. Suite H, Oceanside, CA 92056
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,997.50
Minimum Investment Amount (per investor) :	$137.50

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	3,636
Maximum Number of Shares Offered :	389,090
Price per Share :	$2.75
Pre-Money Valuation :	$6,995,131.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks*

All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Golden Coast Mead to get notified of future updates!

Comments (2 total)

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DEVIN BUCHHOLZ **3 INVESTMENTS** 3 months ago

Is there any data for this (potential) offering? Details PDF contain oddities (such as knight scope page) and SEC link has no data or filings.

Andrew Maffey - **Golden Coast Mead** 3 months ago

Hey There Devin - Welcome to the Golden Coast Mead Test-The-Waters Page. A more in-depth look into this offering will be provided upon filing our Form C with the SEC and formal launch with StartEngine.



©2021 All Rights Reserved

f ⅁ ⑂ in



Start Investing   Edit My Campaign   Trade NEW   Blog   Gabe B. ▾

Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.

Golden Coast Mead
Sunshine in a can




Website   ⚲ Oceanside, CA   FOOD & BEVERAGE

Terms

| Equity | $7M |
| Offering Type | Valuation |

| $2.75 | $137.50 |
| Price per Share | Min. Reservation |

| Common | TTW |
| Shares Offered | Offering |

RESERVE NOW

⚡ This Offering is eligible for the
StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Founded in 2010, Golden Coast Mead's mission is to light up people's lives and regenerate the Earth they rely on to produce its honey-based meads. Now, Golden Coast is breaking into the $4.4 billion hard seltzer market with its Hard Honey Seltzer. The end of 2020 saw the first release of this new product, which is already on the shelves of more than a dozen locations across Southern California.

Overview   Team   Terms   Updates   Comments   ♡ Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW   Reserve shares early   &   Get exclusive perks   **RESERVE NOW**

Reasons to Invest

1. **Time tested:** Golden Coast Mead has been around for 10 years and has sold over $2.2 million dollars of mead since its founding

2. **Burgeoning opportunity:** The rapidly growing hard seltzer market was valued at $4.4 billion in 2019 and is projected to reach $6.5 billion by 2024

3. **Feelgood finances:** An investment in Golden Coast is an investment in their commitment

Rewards

Get rewarded for investing more into Golden Coast Mead:

$137+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$137+
Investment
TTW Reservation Perk
Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.





to regenerative farming and pollinator protection



Reserve Shares

In the Press

   Beer&Brewing

SHOW MORE

Meet Our Team





Frank Golbeck
Co-Founder, President, Paradeleader

Frank has a passion for creating more joy, abundance and peace in the world through mutually beneficial partnerships. A creative, productive entrepreneur with a

Andrew Maffey
Chief Executive Officer

Andrew Maffey has spent 10+ years in organizational leadership and is a seasoned hand with high growth Consumer Packaged Goods (CPG) Corporate excellence. His

track record of recognized leadership and success, at this stage in his life he is focused on growing Golden Coast Mead into a regenerative force for good in the world.



most recent experience was with Boochcraft Hard Kombucha, having facilitated 2x growth year-over-year in revenue and a $4.2m raise for nationwide distribution as the Operations and Business Development Senior Principal.

His deep passion for Lighting Up People's Lives and Regenerating the Earth was foundational in his transfer to Golden Coast Mead in March of 2020, after already having been a Monthly Mead Club Member at Golden Coast Mead for 5 years.



Praveen Ramineni
Co-Founder, Director

Praveen thrives as an entrepreneur, leading by example as a steward of delivering world class craft experiences. As an active CEO, Praveen applies his strong business acumen to continue the growth and business development for Golden Coast Mead to its highest and best potential.





James Phillips
Strategic Advisor

A devoted conservationist, James has been a tremendous resource as an advisor to Golden Coast Mead. Over 40 years experience, including 20 years in New York City in the advertising and marketing industry. The most recent 20 years remaining active in stewarding long-term sustainable investments.



Felipe Witchger
Director

Felipe believes in the power of co-ops. He weaves his work at CPA Co-op with faith and impact investing leaders to build more connective tissue between different parts of our broader movement ecology.

Felipe organizes special workshops to unleash more productive capacity from our top leaders and catalyze new culture-changing possibilities.





Christopher Herr
Director of Production

Christopher is an integral part of Golden Coast Mead team, having developed a high level care in our Mead making. He is responsible for managing the developing, tuning, and implementing recipes. Successes have included developing a repeatable protocol for producing the company's sour meads and driving cycle time improvements as much as 30%.

Chris received a gold and silver for his Spiced Sour Mead and Orange Blossom Traditional Mead from the San Diego International Beer Festival.



Axel Eaton
Director of Sales and Cross-Pollination

Axel has strong business development across the nation, flexing a sincere professional connection with business-to-business sales with a Bachelor of Science Environmental Studies from University of California, Santa Barbara. Experienced team player with a demonstrated history of working in promotion with ecological design. Skilled in Public Speaking, Sales, Scientific Writing, Life Cycle Assessment, Environmental Stewardship, and leadership with a team.





Gary Lau
Director of Events & Beekeeping

Gary values include integrity, variety, efficiency, teamwork, and happiness. Gary is accountable to others in every action & expression of Golden Coast Mead's Events/Farmers Markets. Gary has proven his excellence in the Regenerative Beverage industry with over 3 years of experience directly with Golden Coast Mead. As a beekeeper, Gary cares for bees, domestic and wild, daily with world class care and candor; educating all who he comes in contact with.





Jolie Hubbard
Marketing Manager

Jolie is a veteran in the San Diego County beverage industry. She worked in many different environments to foster healthy growth in her communities. Her experience at Golden Coast Mead has used this experience to create and execute strategies that have cultivated a meaningful and successful brand.





Abigail Jay Patrick
Tasting Room and Events Sales

Abigail has proven her excellence in the beverage sales industry with a well-tailored skillset and years of experience in Farmers Markets and Mobile Events Sales. She has been intstrumental in increasing Golden Coast Mead's retail footprint in Ocean Beach confidence and jovial abundance.



Alexander Sharp
Tasting Room Manager

Xander has proven his excellence in the Regenerative Mead Ecosystem with a well-tailored skillset and over 2 years of experience in the Golden Coast Mead Oceanside Tasting Room. Additionally, he has increased the retail presence across the digital and table top gaming worlds with confidence and excitement.



Ben Sweeney
Cellar Mead Maker/Chef

Ben has 6 years of experience in Sales and Culinary innovation development as a Restaurant Chef. New to making Mead, he has already made an impact starting with cellar and brewing work. The next seasons of releases have a brighter future with him joining the Golden Coast Mead Production team.

Offering Summary

Company	:	Golden Coast Mead, Inc.
Corporate Address	:	4089 Oceanside Blvd. Suite H, Oceanside, CA 92056
Offering Minimum	:	$9,999.00
Offering Maximum	:	$1,069,997.50
Minimum Investment Amount (per investor)	:	$137.50

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	3,636
Maximum Number of Shares Offered	:	389,090
Price per Share	:	$2.75
Pre-Money Valuation	:	$6,995,131.00

Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.

Live Offering Perks*

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Golden Coast Mead, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Golden Coast Mead to get notified of future updates!

Comments (2 total)

```
Add a public comment...
```

0/2500

☐ I'm not a robot   reCAPTCHA
Privacy - Terms

Post

DEVIN BUCHHOLZ   `3 INVESTMENTS`   3 months ago

Is there any data for this (potential) offering? Details PDF contain oddities (such as knight scope page) and SEC link has no data or filings.

> **Andrew Maffey**   - Golden Coast Mead   3 months ago
>
> Hey There Devin - Welcome to the Golden Coast Mead Test-The-Waters Page. A more in-depth look into this offering will be provided upon filing our Form C with the SEC and formal launch with StartEngine.



    


Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.



Golden Coast Mead

Sunshine in a can

Reserve Now

goldencoastmead
San Diego, California

goldencoastmead #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new

   

 Liked by **taylorgallegosart** and **59 others**

MARCH 21

Add a comment...   Post


What if you could own a part of the Regenerative Future?

2 messages

Golden Coast Mead <frankgolbeck@goldencoastmead.com>   Wed, Mar 17, 2021 at 4:05 PM
To: sales@goldencoastmead.com

Hello Friends in Mead!

10 years is a long time doing one thing. But when you love that thing, time flies.

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great opportunity to grow and profit.



We have a mission - to regenerate the apiculture industries nationally and globally - that we know is good for the world.

And, we intend to have a great time doing the work to make this vision real.

We want you to be a part of the journey.

We want you to own a part of the success that is to come.

Will you join us?

If you're a US Citizen, you can click this link below, sign up for Start Engine and reserve shares in Golden Coast Mead's first ever crowdfunding for equity campaign.

https://www.startengine.com/golden-coast-mead

We would love it if you invest as much as you can afford to lose, and not a bit more.

$137 is the starting point. There are perks if you invest more.

But what is better than owning a part of the next economy, the "whole-onomy" that regenerates the earth and human culture, in this case with sunlight you can drink?

Join us!

Cheers!

(And don't be shy about sharing with your friends after you reserve your shares! Thank you!)

Frank and the GCM Team



https://www.startengine.com/golden-coast-mead

Golden Coast Mead <frankgolbeck@goldencoastmead.com>
To: "info@goldencoastmead.com" <info@goldencoastmead.com>

Wed, Mar 17, 2021 at 4:05 PM

[Quoted text hidden]

Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.



Golden Coast Mead

Sunshine in a can



Reserve Now


 **wemademead** #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great

     

 Liked by **gcmfrank** and **17 others**

MARCH 22

Add a comment...   Post


What if you could own a part of the Regenerative Future?
2 messages

Golden Coast Mead <frankgolbeck@goldencoastmead.com>   Wed, Mar 17, 2021 at 4:05 PM
To: sales@goldencoastmead.com

Hello Friends in Mead!

10 years is a long time doing one thing. But when you love that thing, time flies.

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great opportunity to grow and profit.



We have a mission - to regenerate the apiculture industries nationally and globally - that we know is good for the world.

And, we intend to have a great time doing the work to make this vision real.

We want you to be a part of the journey.

We want you to own a part of the success that is to come.

Will you join us?

If you're a US Citizen, you can click this link below, sign up for Start Engine and reserve shares in Golden Coast Mead's first ever crowdfunding for equity campaign.

https://www.startengine.com/golden-coast-mead

We would love it if you invest as much as you can afford to lose, and not a bit more.

$137 is the starting point. There are perks if you invest more.

But what is better than owning a part of the next economy, the "whole-onomy" that regenerates the earth and human culture, in this case with sunlight you can drink?

Join us!

Cheers!

(And don't be shy about sharing with your friends after you reserve your shares! Thank you!)

Frank and the GCM Team



https://www.startengine.com/golden-coast-mead

Golden Coast Mead <frankgolbeck@goldencoastmead.com>
To: "info@goldencoastmead.com" <info@goldencoastmead.com>

Wed, Mar 17, 2021 at 4:05 PM

[Quoted text hidden]

    

Golden Coast Mead is currently in the **Test the Waters Phase** for **Title III** investments.



Golden Coast Mead

Sunshine in a can



Reserve Now

goldencoastmead
San Diego, California

goldencoastmead #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new

Liked by **taylorgallegosart** and **59 others**

MARCH 21

Add a comment...   Post



Golden Coast Mead is currently in the Test the Waters Phase for Title III investments.

Golden Coast Mead

Sunshine in a can

Reserve Now

 **wemademead**
Golden Coast Mead

 **wemademead** #bignews #linkinbio

After 10 years of dreaming and working and figuring things out, we are stoked to say that we are ready to grow Golden Coast Mead to a nationally recognized leader in the mead world.

We have products that we love, which we can greatly expand, and that fill a niche that no one else is satisfying.

Our Hard Honey Seltzer is made from organic honey and is better (in my humble opinion) than any other product on the $4.4B hard seltzer market. We are opening over 5 new accounts a week and we see a great

   

 Liked by **gcmfrank** and **17 others**
MARCH 22

Add a comment...   Post